Exhibit 23.1

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Anaren, Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 33-36761, No. 333-03193, No. 333-70397, No. 333-70427, No. 333-50390, No.
333-50392, and No. 333-153382) on Form S-8 of Anaren, Inc. of our report dated September 15, 2008, with respect to the consolidated balance sheet of Anaren, Inc. and subsidiaries as of June 30, 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended June 30, 2008, which report appears in the June 30, 2009 annual report on Form 10-K of Anaren, Inc.

Our report on the consolidated financial statements refers to a change in the accounting for uncertain tax positions in 2008, and changes in the accounting for defined benefit pensions and other postretirement plans in 2007.

/s/ KPMG LLP

Syracuse, New York
September 14, 2009